                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                Amendment No. 1
                                       to
                                 Schedule 13E-3


                        Rule 13e-3 Transaction Statement

           (Under Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)



                            THE WESTWOOD GROUP, INC.
                              (Name of the Issuer)



                            THE WESTWOOD GROUP, INC.
                               Charles F. Sarkis
                               Richard P. Dalton
                                 Paul J. DiMare
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.01 par value
                      Class B Common Stock, $.01 par value

                         (Title of Class of Securities)
                           961754 10 8 (Common Stock)

                      (CUSIP Number of Class of Securities)
                                Richard P. Dalton

                      President and Chief Executive Officer
                               190 V.F.W. Parkway

                           Revere, Massachusetts 02151
                                 (781) 284-2600

           (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications of Behalf of
                           Person(s) Filing Statement)

                                -----------------
                                 with copies to:
                         Francis J. Feeney, Jr., Esquire
                           HUTCHINS, WHEELER & DITTMAR
                           A Professional Corporation
                               101 Federal Street
                                Boston, MA 02110
                        Telephone Number: (617) 951-6600

     This statement is filed in connection with (check the appropriate box):

a.  [x]   The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.  [ ]   The filing of a registration statement under the Securities Act of
1933.

c.  [ ]   A tender offer.

d.  [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]


Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]


Calculation of Filing Fee

        Transaction                     Amount of filing fee
        valuation


         $336,100 (1)                      $30.92


1. For purposes of calculating the fee only. This amount assumes the acquisition of an estimated 84,025 shares of the Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, for $4.00 per share in cash to the stockholders holding less than 1,500 shares of either the Company's Common Stock or Class B Common Stock being cashed out in connection with a 1,500 to 1 reverse stock split. The amount of the filing fee equals .000092 times the aggregate transaction value.


     [X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid:     $30.92
Form or Registration No.:   SC 13E3
Filing Party:               The Westwood Group, Inc.
Date Filed:                 October 25, 2002

                                  INTRODUCTION


     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by The Westwood Group, Inc., Charles F. Sarkis, Richard P. Dalton and Paul J. DiMare, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Westwood Group, Inc. is submitting to its shareholders a proposal to approve and adopt a Certificate of Amendment to The Westwood Group, Inc.'s Certificate of Incorporation pursuant to which each share of Common Stock, par value $.01 per share, issued immediately prior to the effectiveness of the proposed amendment will be reclassified into one-fifteen hundredth of one fully paid and non-assessable share of Common Stock, par value $.01 per share, so that every 1,500 shares of Common Stock issued immediately prior to the effectiveness of the amendment will be combined together to form one full share of Common Stock, par value $.01. At the effective time of the proposed amendment, each share of Class B Common Stock, par value $.01 per share, authorized immediately prior to the effectiveness of the amendment will be reclassified into one-fifteen hundredth of one fully paid and non-assessable share of Class B Common Stock, par value $.01 per share, so that every 1,500 shares of Class B Common Stock authorized immediately prior to the effectiveness of the amendment will be combined together to form one full share of Class B Common Stock, par value $.01. The Westwood Group will make a cash payment of $4.00 per share to record holders of less than 1,500 shares of the Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment. Certificates for fractional shares of Common Stock and Class B Common Stock will be issued following the reverse stock split to holders of greater than 1,500 shares of either Common Stock or Class B Common Stock immediately prior to the effectiveness of the amendment.



     The proposal is upon the terms and subject to the conditions set forth in the Proxy Statement for a special meeting of stockholders, a copy of which was filed under cover of The Westwood Group, Inc.'s Amendment No. 1 to Schedule 14A filed with the Securities and Exchange Commission concurrently with this
Schedule 13E-3 pursuant to Section 14(c) and Regulation 14C of the Securities Exchange Act of 1934, as amended. The information set forth in the Proxy Statement including any appendices thereto, is incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and any appendices or exhibits thereto. The other purpose of the special meeting of stockholders is to transact such other business as may properly come before the special meeting of stockholders.


      All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1.   Summary Term Sheet.

The information set forth in the Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

Item 2.   Subject Company Information.

(a) Name and Address. The Westwood Group, Inc. is the subject company. Its principal executive office is located at 190 V.F.W. Parkway, Revere, MA 02151 and its telephone number is (781) 284-2600.


(b) Securities. The Common Stock trades on the pink sheets under the symbol "TWGI." As of December 20, 2002, there were 351,210 outstanding shares of Common Stock and 912,015 outstanding shares of Class B Common Stock.


(c) Trading Market and Price. There is no established trading market for The Westwood Group's Common Stock or Class B Common Stock. The Common Stock is traded on the pink sheets under the symbol "TWGI." The information set forth under the caption "Price Range of Common Stock; Dividends; Trading Volume" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Dividends. No dividends have been declared by Westwood Group on its Common Stock or Class B Common Stock during 2001 or 2000. Westwood Group does not intend to pay cash dividends on either Common Stock or Class B Common Stock in the immediate future.

(e)   Prior Public Offerings.  None.

(f)   Prior Stock Purchases.  None.


Item 3. Identity and Background of Filing Person.


(a) Name and Address. The Westwood Group, Inc., the subject company, is one of the filing persons of this statement. Its principal executive office is located at 190 V.F.W. Parkway, Revere MA 02151 and its telephone number is
      (781) 284-2600. The business address for each of Charles F. Sarkis and Richard P. Dalton is 190 V.F.W. Parkway, Revere, MA 02151 and the telephone number is (781) 284-2600. The business address for Paul DiMare is 258 Northwest First Avenue, Florida City, Florida 33034 and the telephone number is (305) 669-3191. Mr. Sarkis is the Chairman of the Board of Directors of The Westwood Group, Inc. and a beneficial owner of approximately 70.75% of the outstanding shares of the Common Stock and 88% of the outstanding shares of the Class B Common Stock of The Westwood Group, Inc. Mr. Dalton is a Director, President and Chief Executive Officer of The Westwood Group, Inc. and beneficial owner of approximately 13.38% of the outstanding shares of Common Stock of the Westwood Group, Inc. Mr. DiMare is a Director and beneficial owner of approximately 29.41% of the outstanding shares of Common Stock of the Westwood Group, Inc.


(b)   Business and Background of Entities. Not applicable.

(c)   Business and Background of Natural Persons. The information required by
      (1) and (2) of this item is set forth under Part III, Item 10, titled "Directors and Executive Officers of the Registrant" of the Westwood Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The business address for Messrs. Sarkis and Dalton is 190 V.F.W. Parkway, Revere, Massachusetts 02151. The business address for Mr. DiMare is 258 Northwest First

      Avenue, Florida City, Florida 33034. (3) None of the filing persons was convicted in a criminal proceeding during the past five years. (4) None of the filing persons was a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. (5) All of the filing persons are citizens of the United States.

Item 4.   Terms of the Transaction.

(a) Material Terms. The information set forth under the captions "Summary Term Sheet;" "Amendment to Certificate of Incorporation to Effect the Reverse Stock Split;" "Reasons for and Purpose of the Reverse Stock Split;" "Effects of the Reverse Stock Split;" "Financial Effect of the Reverse Stock Split;" and "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


(c) Different Terms. The information set forth under the captions "Summary Term Sheet;" "The Effects of the Reverse Stock Split;" and "Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
      Schedule 13E-3.


(d) Appraisal Rights. The information set forth under the caption "Appraisal Rights" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(e)   Provisions for Unaffiliated Security Holders. None.

(f)   Eligibility for Listing or Trading. Not Applicable.


Item 5. Past Contacts, Transactions or Negotiations.

(a) Transactions. The information contained under the captions "Alternatives Considered" and "Other Information Concerning the Company and Affiliates" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Significant Corporate Events. The information set forth under the captions "Background of the Proposed Reverse Stock Split" and "Alternatives Considered" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Negotiations or Contacts. The information contained in the Proxy Statement under the captions "Background of the Proposed Reverse Stock Split" and "Alternatives Considered" are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


(e) Agreements involving the Subject Company's Securities. The information contained under the caption "Other Information Concerning the Company and Affiliates" in the Proxy Statement is incorporated herein pursuant to General Instruction F to Schedule 13E-3.


Item 6. Purposes of the Reverse Stock Split and Plans or Proposals.

(b) Use of Securities Acquired. No securities will be acquired in the reverse stock split. Outstanding shares of Common Stock and Class B Common Stock that are exchanged will be cancelled.

(c)   Plans.

      (1) None.

      (2) None.

      (3) The information set forth under the captions "Financial Effect of the Reverse Stock Split;" "Potential Detriments of the Reverse Stock Split to Stockholders; Accreation in Ownership and Control of Certain Stockholders;" "Amendment to Certificate of Incorporation to Effect the Reverse Stock Split;" "Reasons and Purpose of the Reverse Stock Split;" and "The Effects of the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to
      Schedule 13E-3.

      (4) None.

      (5) None.

      (6) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

      (7) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

      (8) The information set forth under the captions "Reasons For and Purpose of the Reverse Stock Split" and "Conduct of the Westwood Group's Business After the Reverse Stock Split" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes of the Reverse Stock Split. The information set forth under the caption "Reasons for and Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Alternatives. The information set forth under the caption "Alternatives Considered" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Reasons. The information set forth under the captions "Reasons for and Purpose of Reverse Stock Split" and "Background of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(d) Effects. The information set forth under the captions "Financial Effect of the Reverse Stock Split;" "Potential Detriments of the Reverse Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders;" "Conduct of The Westwood Group's Business after the Reverse Stock Split" and "Certain Federal Income Tax Consequences" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.   Fairness of the Transaction.

(a) Fairness. The information set forth under the captions "Alternatives Considered;" "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split;" and "Fairness Opinion" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
      Schedule 13E-3. No director dissented to or abstained from voting on the Rule 13E-3 transaction.

(b) Factors Considered in Determining Fairness. The information set forth under the captions "Alternatives Considered;" "Reasons for and Purpose of the Reverse Stock Split;" "Background of the Proposed Reverse Stock Split;" "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split;" and "Fairness Opinion" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
      Schedule 13E-3.

(c) Approval of Security Holders. The information set forth under the caption "Quorum and Vote Required" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.

(d) Unaffiliated representative. An unaffiliated representative has not been retained on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction.

(e) Approval of Directors. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The Rule 13e-3 transaction was approved by the non-employee director.

(f) Other Offers. The information set forth under the caption "Alternatives Considered" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 9.   Reports, Opinions, Appraisals and Certain Negotiations.

(a)-(c) The information set forth under the captions "Background of the Proposed Reverse Stock Split;" "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split;" and "Fairness Opinion" is incorporated herein by reference pursuant to General Instruction F to

     Schedule 13E-3. The Opinion of Alouette Capital is an exhibit to the Proxy Statement and is incorporated herein by reference to the Proxy Statement pursuant to General Instruction F to Schedule 13E-3. The Opinion of Alouette Capital, the Appraisal Reports by RM Bradley & Co., Inc. and the Common Stock Valuation Summary prepared by Alouette Capital will be made available for inspection and copying at the executive offices of The Westwood Group during its regular business hours by any interested equity security holder or representative who has been so designated in writing.


Item 10.  Source and Amounts of Funds or Other Consideration.

(a) Source of Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(b) Conditions. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(c) Expenses. The information set forth under the caption "Costs of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference.

(d) Borrowed Funds. The information set forth under the caption "Financing of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 11.  Interest in Securities of the Issuer.

(a) Securities Ownership. The information set forth in the caption "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement is incorporated herein by reference pursuant to the General Instruction F to Schedule 13E-3.

(b)   Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Quorum and Vote Required" and "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

(e) Recommendations of Others. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13. Financial Statements.

(a)   Financial Information.

(1) The information and financial statements set forth under Part II, Item 8, titled "Financial Statements and Supplementary Data," of The Westwood Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.


(2) The information and financial statements set forth under Part I, Item 1, titled "Financial Statements" of The Westwood Group's quarterly report on Form 10-Q/A for the fiscal quarter ended September 30, 2002 are incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.


(3) The information set forth under the caption "Selected Historical Financial Data" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(4) The information set forth under the caption "Selected Historical Financial Data" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F and the instructions to Item 13 to Schedule 13E-3.

(b) Pro Forma Information. The information and financial statements set forth under the caption "Pro Forma Financial Information" in the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to
      Schedule 13E-3.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.


(a) Solicitations or Recommendations. The information set forth under the caption "Proxies" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.


(b)   Employees and Corporate Assets. None.

Item 15. Additional information.


(b) Other Material Information. The information set forth in the Proxy Statement and the Appendices thereto and the Exhibits hereto is incorporated herein by reference. No officers, directors or control person will tender shares in the proposed tender offer that The Westwood Group, Inc. intends to commence upon completion of the proposed reverse stock split. The information set forth under the captions "Summary Term Sheet;" "Reasons for and Purpose of the Reverse Stock Split;" and "Background of the Proposed Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.




      No officers, directors or control person will tender shares in the proposed tender offer that The Westwood Group, Inc. intends to commence upon completion of the proposed reverse stock split.


Item 16. Exhibits.

(a.1) Amendment Number 1 to Schedule 14A and Preliminary Proxy Statement filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.



(a.2) Form of Proxy Card filed along with Amendment Number 1 to Schedule 14A and the Proxy Statement with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.



(b) Loan Reimbursement and Security Agreement, dated September 3, 2002, by and between Wonderland Greyhound Park Realty, LLC and Boston Federal Savings Bank. (filed herewith).


(c.1) The Opinion of Alouette Capital, Inc., filed as Exhibit B to the Proxy
      Statement filed concurrently with this form is incorporated herein by reference.


(c.2) The Appraisal Report of RM Bradley & Co., Inc., dated January 21, 2001
      (incorporated by reference to Exhibit c.2 to Rule 13E-3 Transaction Statement filed October 25, 2002).



(c.3) The Appraisal Report of RM Bradley & Co., Inc., dated July 25, 2002
      (incorporated by reference to Exhibit c.3 to Rule 13E-3 Transaction Statement filed October 25, 2002).



(c.4) Common Stock Valuation Summary prepared by Alouette Capital, Inc., dated
      September 2002 (filed herewith).


(d)   Not applicable.

(f)   Not applicable.

(g)   Not applicable.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       The Westwood Group, Inc.

                                       /s/ Richard P. Dalton
                                    ------------------------------------
                                       Richard P. Dalton
                                       President and Chief Executive Officer
                                       December 20, 2002

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       CHARLES F. SARKIS

                                       /s/ Charles F. Sarkis
                                       -----------------------------------------
                                       Charles F. Sarkis
                                       December 20, 2002

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       RICHARD P. DALTON

                                       /s/ Richard P. Dalton
                                       -----------------------------------------
                                       Richard P. Dalton
                                       December 20, 2002

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       PAUL J. DIMARE

                                       /s/ Paul J. Dimare
                                       -----------------------------------------
                                       PAUL J. DIMARE
                                       December 20, 2002